Mail Stop 3561

June 14, 2006

Gordon Racette, President
Opes Exploration Inc.
8731 Cambie Road
Richmond, British Columbia
Canada, V6X 1K2

> **Re: Opes Exploration Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 5, 2006**
> **File No. 333-133823**

Dear Mr. Racette:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. Please update the financial statements included in the filing to comply with Item 310(g) of Regulation S-B.

Undertakings, page 57

2. We note your response to comment 11 in our letter dated June 1, 2006. You have not included the complete undertaking set forth in Item 512(e) of Regulation S-B. Please revise.

Exhibit 23.1

3. Please update your independent auditor's consent.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Will Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, Eloise Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph I. Emas, Esq.
        Fax: (305) 531-1274